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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

SEC FILE NUMBER
8 – 52846

FEB 2 0 2009

Washington, DC
111

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2008** AND ENDING **DECEMBER 31, 2008**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

ADVANCED EQUITIES SERVICES CORP.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

c/o GETTENBERG CONSULTING – 40 WALL STREET – 34TH FLOOR

FIRM ID. NO.

PROCESSED

MAR 12 2009

THOMSON REUTERS

NEW YORK   **NEW YORK**   10005
_____   _____   _____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY GETTENBERG   (212) 668 - 8700
                                                       _____
                                                       (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP
_____

132 Nassau Street, Suite 1023   New York   NY   10038

    X   **Certified Public Accountant**

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as the
basis for the exemption. See section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, *SAL DiCARLO*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
ADVANCED EQUITIES SERVICES CORP., as of DECEMBER 31, 2008,
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X _____
Signature

_____
Title

X _Christine Cooper_____
Notary Public

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ADVANCED EQUITIES SERVICES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

NAME OF ORGANIZATION:__ADVANCED EQUITIES SERVICES CORP._____

ADDRESS: _c/o *GETTENBERG CONSULTING, 40 Wall Street-34TH Floor, New York, NY 10005*____

DATE: _____**DECEMBER 31, 2008**_____

NEW YORK STOCK EXCHANGE, INC.
20 BROAD STREET - 23rd Floor
NEW YORK, N.Y. 10005

Att: Member Firms Department

Gentlemen:

WE, THE UNDERSIGNED **members or allied members** of **Advanced Equities Services Corp.,** have caused an audit to be made in accordance with the prescribed regulations and have arranged for the prescribed financial report based upon such audit.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial report prepared as of **DECEMBER 31, 2008** represents a true and correct financial statement of our organization and that the report will promptly be made available to those members and allied members whose signatures do not appear below.

ADVANCED EQUITIES SERVICES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 1,219,291
Due from broker	49,854
Securities - at market value (Note 3)	499,735
Commissions receivable	1,185,043
Office equipment, net of accumulated depreciation of $27,598 (Note 2(d))	-
Total assets	$ 2,953,923

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 139,866
Total liabilities	139,866

Commitments and Contingencies (Note 5)

Stockholders' equity (Note 6)

Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding.	25,000
Additional paid-in capital	975,000
Retained earnings	1,814,057
Total stockholders' equity	2,814,057
Total liabilities and stockholders' equity	$ 2,953,923

The accompanying notes are an integral part of this statement.

ADVANCED EQUITIES SERVICES CORP.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

Note 1 - **Nature of Business**

Advanced Equities Services Corp. (The "Company") is a New York corporation formed for the purpose of conducting business as a broker on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - **Summary of Significant Accounting Policies**

a) ***Revenue Recognition***

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) ***Income Taxes***

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

c) ***Cash and Cash Equivalents***

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Equipment***

Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

e) ***Use of Estimates***

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3-   **Marketable Securities Owned.**

Marketable securities consist of securities at quoted market values, as illustrated below

	Owned
Government Bonds	$499,735
	$499,735

Note 4 -   **Profit Sharing Plan**

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time.

The Company's liability to the plan for the year ended December 31, 2008 was $54,526.

Note 5 -   **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

ADVANCED EQUITIES SERVICES CORP.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

Note 6 - **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2008, the Company had net capital of $1,886,299 which was $1,876,974 in excess of its required net capital of 9,325. The Company's net capital ratio was 7.41%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2008, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Advanced Equities Services Corp.
c/o Gettenberg Consulting
40 Wall Street, 34th Floor
New York, NY 10005

We have audited the accompanying statement of financial condition of Advanced Equities
Services Corp. as of December 31, 2008. This financial statement is the responsibility of the
Company's management. Our responsibility is to express an opinion on this financial statement
based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United
States of America. Those standards require that we plan and perform the audit to obtain
reasonable assurance about whether the statement of financial condition is free of material
misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and
disclosures in the statement of financial condition. An audit also includes assessing the
accounting principles used and significant estimates made by management, as well as evaluating
the overall statement of financial condition presentation. We believe that our audit provides a
reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all
material respects, the financial position of Advanced Equities Services Corp. as of December 31,
2008, in conformity with accounting principles generally accepted in the United States of
America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
January 27, 2009

END